

August 18, 2010

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 3, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-10435**

Dear Mr. Dineen:

We have reviewed your response letter dated August 6, 2010 and have the following comment.

Definitive Proxy Statement on Schedule 14A

How is the Chief Executive Officer's Performance Evaluated . . . , page 22

1.   We note your response to comment four issued in our letter dated July 14, 2010. We reissue the comment. Since the requested disclosure would be contained in the definitive proxy statement, which is filed after the conclusion of your fiscal year, it is not clear why disclosure of the pre-determined operating results goal used to determine bonus eligibility would constitute forward-looking information. To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Pamela Long at (202) 551-3760 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant